Northern Dynasty Reports Annual General Meeting Results

July 10, 2015, Vancouver, B.C. – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) (“Northern Dynasty” or the “Company”) announces the voting results from its 2015 Annual General Meeting held on July 7, 2015 in Vancouver, British Columbia (the “Meeting”).

A total of 58,847,754 common shares were voted at the Meeting, representing 56.04% of the votes attached to all outstanding common shares. Shareholders voted in favour of all items of business before the Meeting, including the election of director nominees as follows:

DIRECTOR	% of Votes in Favor

Scott D. Cousens	75.11%

Robert A. Dickinson	76.66%

Gordon J. Fretwell	97.50%

Russell E. Hallbauer	75.78%

Wayne Kirk	99.38%

Ronald W. Thiessen	77.07%

Peter Mitchell	98.70%

Marchand Snyman	75.95%

Kenneth Pickering	99.31%

Detailed voting results for the Meeting are available on SEDAR at www.sedar.com.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset is the Pebble Project in southwest Alaska, USA, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynasty.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.